EXHIBIT 1

                                COMMITMENT LETTER

March 29, 2001


Mr. Robert Dickinson
8 Siskiyou Place
Menlo Park, CA 94025

Dear Bob:

On behalf of California Micro Devices, I am pleased to offer you the position of President and Chief Executive Officer of the Company, reporting to the Board of Directors. As CEO, you will have the powers and responsibilities as set forth in the Bylaws of the Company. CMD agrees to indemnify and defend you - to the extent allowed by law - as to any actual or threatened claims made against you related in any way to the performance of your duties. You will also be appointed a Director of the Company.

You will receive a starting base salary of $25,000 per month, equivalent to $300,000 per year, subject to all federal, state and other applicable taxes and payable every other week.

In addition, you will receive a quarterly bonus under the Executive Incentive Plan targeted at 50% of your base compensation. This plan is based on performance goals and can vary from a minimum of 15% to a maximum of 75% of base compensation. For your first year of employment only, you are guaranteed the 50% target bonus. The Executive Incentive Plan will be reviewed annually by the Board and will be designed to motivate and reward key management for achieving or surpassing specific Company objectives.

Subject to your acceptance of employment, the Board will authorize the issuance of Non Qualified stock options in the amount of 450,000 shares to you under the Company Stock Option Plan. The exercise price of the option shall be the closing price of the Company's common stock on the date you begin employment, which shall be the grant date for the option. Your stock option will vest over a four year period, with 25% vesting at the end of your first year of employment, and 6.25% vesting quarterly thereafter. If there is a change in the controlling ownership of the company, sale of assets, or merger where CMD is not the controlling entity, your stock vesting shall accelerate by two full years.

Under the terms of this employment agreement, if you resign for "Good Reason" or if your employment is terminated without "Cause", you will receive twelve (12) months severance at your then current base salary, your option vesting will be accelerated by 12 months and will continue to receive standard Company benefits for the 12 month period. The company will make the arrangements necessary for you to exercise your vested options for up to twelve months following termination. For the purposes of this contract, "Good Reason" will exist if you are required to relocate you office more than 50 miles from Milpitas, there is a material reduction in your job duties, or there is an involuntary


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reduction in your salary, bonus, or benefits. For the purposes of this contract,
"Cause" shall mean felony, theft, or any other willful act of misconduct.

You will be entitled to participate in all the Company's employee benefit plans, beginning on your date of hire. In addition, you will be entitled to three (3) weeks paid vacation per year.

When you report to work, you will be expected to execute the Company's standard Employee Agreements relative to patents and confidential information. You will also be expected to sign a non-compete agreement, which is binding as long as you are an employee of the Company or are receiving severance pay.

This is an offer for "at will" employment and does not constitute an offer or guarantee of employment for any period of time. This letter constitutes the full offer of employment and supercedes any prior discussions. This offer is effective immediately and will expire if not accepted by April 2, 2001. Your official start date will be April 16, 2001.

Bob, we look forward to your acceptance of this offer and are confident that with the addition of your capabilities and leadership, CMD will become a highly successful company.

Sincerely,

/s/ Wade Meyercord
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Wade Meyercord
Chairman

Accepted:  Robert Dickinson
           -------------------------
           Robert Dickinson

Date:  4/10/2001
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